Exhibit 12.1

Ratio of Earnings to Fixed Charges

Great Lakes Dredge & Dock Corporation

(dollars in thousands)

	Predeccesor		Successor
	2002	2003	2004	2005		2006
Pretax income (loss) from continuing operations(1)	$17,072	$(1,728)	$(17,924)	$(10,393)		$1,270
Fixed charges	41,312	28,597	27,773	29,866		31,521
Distributed income of equity investees	—	1,200	1,925	1,625		650
	$58,384	$28,069	$11,774	$21,098		$33,441

Fixed charges:
Interest expense and amortized deferred financing costs	$21,255	$20,765	$20,412	$23,275		$24,547
Estimated interest expense in operating leases	9,407	7,832	7,361	6,591		6,974
Preference security dividend requirements	10,650	—	—	—		—
Total fixed charges	$41,312	$28,597	$27,773	$29,866		$31,521

Ratio of earnings to fixed charges	1.4	1.0	0.4	0.7	(2)	1.1

(1)             Before adjustment for minority interests in consolidated subsidiaries and income(loss) from equity investees.

(2)             Defiency in earnings totals $8,768 and $16,000, in 2005 and 2004, respectively.